SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
12010716

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Cws 2/3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rivington Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Sherman Street, Suite 1775
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott A Logan 303-225-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein and Associates, LLP
(Name – *if individual, state last, first, middle name*)

1999 Broadway, Suite 4000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/3/12

OATH OR AFFIRMATION

I, Scott Logan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rivington Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Scott A Logan, Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIN

Rivington Securities, LLC

Financial Statements and Supplemental Schedules
For the Years Ended December 31, 2011 and 2010
and Independent Auditor's Report on Internal Control

INDEX TO FINANCIAL STATEMENTS

HEIN

Hein & Associates LLP
1999 Broadway
Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

INDEPENDENT AUDITOR'S REPORT

Managing Member
Rivington Securities, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Rivington Securities, LLC (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rivington Securities, LLC, as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
January 16, 2012

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2011		December 31, 2010	
ASSETS				
Cash and Cash Equivalents	$	264,472	$	34,116
Prepaid Expenses and Other Assets		9,519		9,953
Total Assets	$	273,991	$	44,069
LIABILITIES AND MEMBER'S EQUITY				
Accrued Expenses	$	1,269	$	14,179
Member's Equity		272,722		29,890
Total Liabilities and Member's Equity	$	273,991	$	44,069

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF OPERATIONS

	For the Years Ended December 31, 2011	2010
Revenues:		
Investment banking fees	$ 2,296,194	$ 4,910,872
Expenses:		
Services fee	229,032	490,399
Professional fees	91,176	20,872
Rent	10,152	9,804
Travel, meals and entertainment	3,000	2,208
Insurance	1,044	697
Payroll expenses	26,088	27,192
Other general and administrative expenses	41,990	43,197
Total expenses	402,482	594,369
Net Income	$ 1,893,712	$ 4,316,503

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

BALANCE, January 1, 2010	$ 39,386
Contributions from Parent	548,963
Distributions to Parent	(4,874,962)
Net income	4,316,503
BALANCE, December 31, 2010	29,890
Contributions from Parent	288,960
Distributions to Parent	(1,939,840)
Net income	1,893,712
BALANCE, December 31, 2011	$ 272,722

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF CASH FLOWS

	For the Years ended December 31, 2011	2010
Cash Flows from Operating Activities:		
Net income	$ 1,893,712	$ 4,316,503
Adjustments to reconcile net income to net cash provided by operating activities:		
Services fee charged by Parent	229,032	490,399
Allocation of overhead expenses from Parent	59,928	51,564
Expenses paid by Parent	–	7,000
Changes in operating assets:		
Decrease in prepaid expenses and other assets	434	798
Increase in accrued expenses	(12,910)	12,814
Net cash provided by operating activities	2,170,196	4,879,078
Cash Flows from Financing Activities:		
Cash distributions to Parent	(1,939,840)	(4,874,962)
Net cash used in financing activities	(1,939,840)	(4,874,962)
Increase in Cash and Cash Equivalents	230,356	4,116
Cash and Cash Equivalents, beginning of year	34,116	30,000
Cash and Cash Equivalents, end of year	$ 264,472	$ 34,116
Supplemental Schedule on Non-Cash Operating and Financing Activities:		
Non-cash contributions from Parent	$ 288,960	$ 541,963

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – Rivington Securities, LLC ("Securities" or the "Company") was formed on April 4, 2002, as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Colorado limited liability company that is wholly owned by Rivington Capital Advisors, LLC (Parent).

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised solely of providing private placement services to energy related companies. In no event does the Company intend to obtain and maintain custody or possession of customer funds or securities.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure they consistently report their financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC.

The Company evaluated subsequent events after the balance sheet date of December 31, 2011 through January 16, 2012.

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with financial institutions that management believes are creditworthy.

Income Taxes – Securities is a limited liability corporation. Accordingly, no provision for income taxes has been recorded as the income, deductions, expenses and credits of the Company are reported on the individual income tax returns of the Member.

The Company has not recorded any liabilities as of December 31, 2011 related to the provisions of FASB ASC 740, *Accounting for Uncertainty in Income Taxes*. As of December 31, 2011, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions.

Investment Banking Fees – Investment banking revenues include fees arising from securities offerings in which the Company acts as a financial advisor and are recorded on the closing date of a transaction.

2. RELATED PARTY TRANSACTIONS:

On April 23, 2002, the Company and Parent entered into a Management Agreement (the "Management Agreement"). In accordance with the Management Agreement, Parent provides the Company any and all management and back office services, and overhead expenses including (but not limited to) financial service management, information systems, bookkeeping, record keeping, and clerical services. In 2003, the Management Agreement was amended to include a more definitive provision for compensation to Parent for the services provided. Accordingly, compensation to Parent is comprised of three categories as follows:

Incremental Allocation Services Fee – Base fee charged by Parent for services provided to Securities. The incremental allocation services fee is a fixed amount that is charged by Parent on a monthly basis. For the years ended 2011 and 2010, the Company recorded total incremental allocation services fees of $59,928 and $51,564 per year, respectively, to the income statement as follows:

	For the Years Ended December 31, 2011	2010
Professional fees	$ 5,136	$ 1,272
Rent	10,152	9,804
Travel, meals and entertainment	3,000	2,208
Insurance	1,044	696
Payroll expenses	26,088	27,192
Other general and administrative expenses	14,508	10,392
Total	$ 59,928	$ 51,564

Proportional Allocation Service Fee – Additional fee charged by Parent for services provided to Securities. The proportional allocation service fee is a calculated amount charged monthly and is equal to 10% of the monthly adjusted net operating income of Securities, as defined by the Management Agreement. For the years ended December 31, 2011 and 2010, Securities recorded $229,032 and $490,399, respectively, as services fee to the income statement for the proportional allocation service fee charged by Parent.

Overhead Expenses – Additional cost for other overhead expenses as determined by the board of directors of Parent. Overhead expenses of $0 and $7,000 were charged for the years ended 2011 and 2010.

Accordingly, corresponding credits were recorded to contributions from Parent for 2011 and 2010 for all charges incurred under the Management Agreement.

3. **REGULATORY CAPITAL REQUIREMENTS**:

The Company is subject to regulatory net capital rules administered by the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under such rules, the Company is required to maintain minimum net capital of 6 2/3% of aggregate indebtedness as defined or $5,000. As of December 31, 2011 and 2010, the Company's net capital, as defined, was $263,203 and $19,937, respectively, and its net capital in excess of the minimum requirement was $258,203 and $14,937, respectively. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2011 and 2010, does not differ materially from the schedule in the Supplemental Material.

SCHEDULE I
RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:		
Total member's equity from statement of financial condition	$	272,722
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		(9,519)
Net capital	$	263,203
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required – 6.67% of $1,269 pursuant to Rule 15c3-1	$	85
Minimum dollar net capital requirement of broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	258,203
COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		
Accrued expenses	$	1,269
Percentage of aggregate indebtedness to net capital		0.5%

STATEMENT PURSUANT TO RULE 17A-5(D)(4):
A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SCHEDULE I

RIVINGTON SECURITIES, LLC

(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:		
Total member's equity from statement of financial condition	$	29,890
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		(9,953)
Net capital	$	19,937
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required – 6.67% of $14,179 pursuant to Rule 15c3-1	$	946
Minimum dollar net capital requirement of broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	14,937
COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		
Accrued expenses	$	14,179
Percentage of aggregate indebtedness to net capital		71.1%

STATEMENT PURSUANT TO RULE 17A-5(D)(4):

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SCHEDULE II
RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

OTHER REQUIRED INFORMATION

DECEMBER 31, 2011

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):
The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:
The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:
Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

HEIN

Hein & Associates LLP
1999 Broadway
Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Managing Member
Rivington Securities, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Rivington Securities, LLC (the "Company"), as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
January 16, 2012

Hein & Associates LLP
1999 Broadway
Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Managing Member
Rivington Securities, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Rivington Securities, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., SIPC, and, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the total revenue amounts of the audited financial statements for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
January 16, 2012